The Singing Machine Company, Inc.

6301 NW 5th Way, Suite 2900

Fort Lauderdale FL 33309

September 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Singing Machine Company, Inc. Registration Statement on Form S-1, Filed September 3, 2021 File No. 333-259341

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, The Singing Machine Company, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM on September 15, 2021, or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,
The Singing Machine Company, Inc.

By:	/s/ Gary Atkinson
Name:	Gary Atkinson
Title:	Chief Executive Officer